4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204-487-7412 Fax: 204-488-9823

Medicure to Present at Rodman & Renshaw Techvest Global
Healthcare Conference in New York

Company To Webcast Annual Meeting on October 25

WINNIPEG, Manitoba – (October 25, 2004) Medicure Inc. (TSX:MPH/Amex:MCU), a cardiovascular drug discovery and development company is pleased to announce that it will be presenting at the Rodman & Renshaw Techvest Global Healthcare Conference at the Waldorf=Astoria Hotel in New York City on Thursday, October 28.

The Conference is the second of two Rodman & Renshaw Techvest Global Healthcare Conferences that Medicure will have participated in this year – the first was in London, England in May. The Rodman & Renshaw conferences bring together medical and scientific experts, executives from European and North American biotechnology and pharmaceutical companies, and institutional investors, analysts and venture capitalists who follow the life sciences sector, to hear corporate presentations from leading biotech companies from around the world. Albert D. Friesen, Ph.D., Medicure's President and CEO will deliver the Company's presentation at 10:05 a.m., New York time.

LIVE WEBCAST OF ANNUAL MEETING

Medicure is also announcing today that it will conduct a live audio webcast of its Annual General and Special Meeting of Shareholders being held in conjunction with the Canadian Cardiovascular Congress in Calgary, Alberta on Monday, October 25, 2004. Interested parties may listen to the webcast beginning at 4:30 pm Eastern Time by visiting the following web site: http://www.ccnmatthews.com/Medicure/AGM or by following the links on Medicure's corporate web site at www.medicureinc.com.

ABOUT MEDICURE INC.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. In its successful Phase II clinical trial, MEND-1, the Company's lead drug, MC-1, demonstrated cardioprotective effects and safety in high-risk patients undergoing angioplasty. The results from this clinical trial showed that MC-1 significantly reduces ischemic heart damage associated with the angioplasty procedure. Proceeding from this positive outcome, Medicure's ongoing Phase II/III MEND-CABG clinical trial is evaluating the cardioprotective and neuroprotective effects of MC-1 in patients undergoing high-risk Coronary Artery Bypass Graft (CABG) surgery. The cardiovascular market is the largest pharmaceutical sector with annual global sales of over US $70 billion.

The Company's second product candidate, MC-4232, is a unique combination drug for the treatment of diabetic patients with hypertension. The co-existing conditions of diabetes and hypertension present a major increase in risk of cardiovascular complications, including coronary artery disease, peripheral artery disease, retinopathy, nephropathy and stroke. MC-4232 is a novel combination product that combines MC-1's cardioprotective properties with an ACE Inhibitor, the most common form of hypertensive therapy. In addition to cardioprotection, this product has also demonstrated potential to provide further blood pressure lowering effects and reduction in glycated hemoglobin (HbA1c), the primary measure of blood glucose control. The Company is currently enrolling patients in the Phase II MATCHED study (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics), evaluating the effects of MC-1 alone and in combination with an ACE Inhibitor in control of blood pressure, metabolism and other endpoints in diabetic patients with hypertension.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and anti-thrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicureinc.com
Web: www. medicureinc.com